AEM SPA

**FILE NO. 82-4911**

N.
(da citare nella risposta)

AFG/SES/223/2002/AG/db

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY UPS

02028804

April 30, 2002

SUPPL

RECD S.E.C.
MAY 3 2002
070

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today, announcing the appointment of the Board of Directors and of the Chairman of the Board

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

Very truly yours,

Antonella Giacobone
Company Secretary

Encl.

Cod. 5968127 - 2.99

AEM SPA

FILE NO. 82-4911

# PRESS RELEASE

## Aem S.p.A. – General Meeting of Shareholders
## Year 2001 accounts approved
## New Board of Directors
## Giuliano Zuccoli confirmed as Chairman again

**Milan, 30 April 2002.** The General Meeting of Shareholders of Aem S.p.A. took place today, in first call. After approving the corporation's accounts for the year ended 31 December 2001, the shareholders agreed that the Board of Directors would comprise eight members, and set about appointing those directors and statutory auditors not appointed by the Municipality of Milan.

The shareholders' meeting also appointed Giuliano Zuccoli as Chairman again.

For the three-year period 2002/2004, the Board of Directors is therefore made up as follows:

| | | |
|---|---|---|
| Giuliano Zuccoli | appointed Director by the Municipality of Milan and appointed Chairman by the shareholders' meeting | Chairman |
| Gianni Castelli | appointed by the Municipality of Milan | Director |
| Mario Mauri | appointed by the Municipality of Milan | Director |
| Paolo Oberti | appointed by the Municipality of Milan | Director |
| Francesco Randazzo | appointed by the Municipality of Milan | Director |
| Giulio Del Ninno | elected by the shareholders' meeting | Director |
| Antonio Taormina | elected by the shareholders' meeting | Director |
| Aldo Scarselli | elected by the shareholders' meeting | Director |

The Statutory Board of Auditors, again for the three-year period 2002/2004, is made up as follows:

| | | |
|---|---|---|
| Alfredo Fossati | appointed by the Municipality of Milan | Permanent Statutory Auditor |
| Umberto Zucchini | appointed by the Municipality of Milan | Permanent Statutory Auditor |
| Luigi Carlo Spadacini | elected by the shareholders' meeting | Permanent Statutory Auditor |
| Francesco Arancio | appointed by the Municipality of Milan | Alternate Auditor |
| Gianfranco Antonioni | elected by the shareholders' meeting | Alternate Auditor |

Cod. 5968128 - 1.99

AEM SPA

**FILE NO. 82-4911**

N.
(da citare nella risposta)

AFG/SES/224/2002/AG/db

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

RECD S.E.C.
MAY 3 2002
070

BY UPS

April 30, 2002

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today, regarding the First Quarterly Report 2002.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Antonella Giacobone
Company Secretary

Encl.

AEM SPA
20122 Milano - Corso di Porta Vittoria, 4 - Tel. 027720.1 - Fax 027720.3920 - Telex 334170
Capitale sociale L. 1.800.047.400.000 i.v. - Codice fiscale e Partita IVA 11957540153 - Registro Imprese di Milano N. 1566509/1996
Codice V.A.T. IT 11957540153 - Internet: http://www.aem.it - e-mail: info@aem.it

AEM SPA

# PRESS RELEASE

**Milan, 30 April 2002**. At today's meeting, chaired by Mr. Giuliano Zuccolo, AEM S.p.A.'s Board of Directors approved the consolidated and the AEM S.p.A. company financial statements for the first quarter 2002 ending March 31.

The scope of consolidation for the AEM's groups financial statements includes the Parent company AEM S.p.A. and its subsidiaries AEM Trasmissione S.p.A., AEM Elettricità S.p.A., AEM Gas S.p.A., AEM Energia S.p.A., AEM Service S.r.l., AEM Trading S.r.l., Zincar S.r.l., Metroweb S.p.A., and Serenissima Gas S.p.A. Financial highlights for the first quarter 2001, shown in comparison with those of the same period in the previous year, are as follows:

| | 31/03/2002 (thousands of euro) | 31/03/2001 (thousands of euro) | Change (%) |
|---|---|---|---|
| Turnover | 317.481 | 357.173 | -11,1 |
| Added value | 118.871 | 128.179 | -7,3 |
| Gross operating margin (EBITDA) | 92.620 | 99.541 | -7,0 |
| Operating income (EBIT) | 60.519 | 78.824 | -23,2 |
| Income before taxes | 60.494 | 83.126 | -27,2 |
| Consolidated earnings | 60.990 | 82.923 | -26,4 |

The first quarter 2002 performance was better than budget forecasts. However, in terms of value added there was a decline as compared to the same period in the previous year, due in part to unfavorable weather conditions.

Turnover contracted 11.1%, largely because of downward adjustments in gas and electricity rates in response to the decline in crude oil prices. This factor was also behind the 13.2% decrease in external expenses.

Electricity generation volume decreased 6.2%, driven by the 17.6% contraction in hydro-electricity generation, and leading to a decrease in earnings of around 2.5 million euro. Associated with this decrease was the sharp 88% decrease in rainfall during the November 2001-March 2002 period as compared to the same period the year before.

The total amount of electricity sold increased 1.5% as compared to the first quarter 2001, largely attributable to customer sales in the unrestricted market and trading operations. This offset the contraction in sales in the restricted market and reflected a further improvement in the sales mix with an increase in energy sales during peak hours.

It should also be pointed out that, as of 1st January 2002, AEM no longer receives the extraordinary energy sales price on electricity generation serving the restricted market, leading to a 2.6 million euro decrease in revenues for the period.
In addition, the decrease in hydro-electric generation forced the Company to purchase a higher quantity of electricity on the market and at higher prices as compared to the same period in 2001.

Gas distribution volume grew 5.6% as compared to the first quarter 2001, despite the rather high temperatures in March 2002, with a 19% decrease in the number of degree-days as compared to the same month the year before.

Labor costs were cut by 8% as compared to the year-before period, the result of the Company's policy to rationalize human resources and improve operating efficiency. Outsourcing was a significant part of the strategy implemented, helping to lift GOM to 92.6 million euro in the first quarter 2002, though still a 7% decrease as compared to the same period in 2001.

Income before taxes amounted to 60.5 million euro, 27.2% less than in the year-before period. The first quarter 2002 result includes:

- a 1.9 million euro increase in depreciation and amortization;
- 9.4 million euro in provisions to risk reserves related to the application of new electricity and gas rates (this item did not exist in the first quarter 2001);
- a decrease in financial income (the first quarter 2001 result included 3.1 million euro from the sale of equity investments);
- a decrease in extraordinary income (the first quarter 2001 result included the 8.6 million euro contribution from the Electricity Industry Equalization Fund for the 1997-2002 period);
- In addition, results for the period from the affiliate Fastweb are not yet officially available and so they have not been include the first quarter consolidated results (Fastweb contributed a 5.9 million euro loss in the first quarter 2001).

Consolidated net financial indebtedness was reduced by 40.4 million euro during the first three months of 2002, amounting to 280.9 million as at 31 March.

Operating cash flow amounted to 143.7 million euro, enough to completely cover investment during the period.

Taking into account the highly seasonal nature of the AEM group's core business operations, the consolidated financial statements for the first quarter 2002 show a better performance than projected in the budget forecast for the financial year. The current pace is expected to continue, sustained by the recently concluded acquisition of Eurogen and the fact that Plurigas has become fully operational.

ENCLOSURES

Highlights from the AEM group's consolidated income statement and balance sheet are shown in the tables below:

| (milioni di euro) | 31/03/2002 | % of revenues | 31/03/2001 | % of revenues | change | % 02/01 |
|---|---|---|---|---|---|---|
| **Total revenues** | **317.5** | **100.0** | **357.2** | **100.0** | **-39.7** | **(11.1)** |
| Sales revenues | 317.5 | 100.0 | 354.5 | 99.2 | -37.0 | (10.4) |
| Equalization Fund Contribution | 0.0 | 0.0 | 2.7 | 0.8 | -2.7 | (100.0) |
| **Valued added** | **118.9** | **37.4** | **128.2** | **35.9** | **-9.3** | **(7.3)** |
| Payroll expenses | -26.3 | (8.3) | -28.6 | (8.0) | 2.3 | (8.0) |
| **Gross operating margin-EBITDA** | **92.6** | **29.2** | **99.6** | **27.9** | **-7.0** | **(7.0)** |
| Depreciation and amortization | -21.2 | (6.7) | -19.3 | (5.4) | -1.9 | 9.8 |
| Provisions | -10.9 | (3.4) | -1.5 | (0.4) | -9.4 | 626.7 |
| **Operating income - EBIT** | **60.5** | **19.1** | **78.8** | **22.1** | **-18.3** | **(23.2)** |
| share of Company result valued with the net equity method | 4.0 | 1.3 | -5.9 | (1.7) | 9.9 | (167.8) |
| Financial revenues/expenses | -4.2 | (1.3) | 0.4 | 0.1 | -4.6 | (1.150.0) |
| **Ordinary income** | **60.3** | **19.0** | **73.3** | **20.5** | **-13.0** | **(17.7)** |
| Extraordinary gains/losses | 0.2 | 0.1 | 9.8 | 2.7 | -9.6 | (98.0) |
| **Income before taxes** | **60.5** | **19.1** | **83.1** | **23.3** | **-22.6** | **(27.2)** |
| **Earnings/loss attributable to minorities** | **0.5** | **0.2** | **(0.2)** | **-0.1** | **0.7** | **(350.0)** |
| **Net earnings for the period** | **61.0** | **19.2** | **82.9** | **23.2** | **-21.9** | **(26.4)** |

| (millions of euro) | 31/03/2002 | % | 31/12/2001 | % | Change | % 02/01 |
|---|---|---|---|---|---|---|
| **Invested capital** | | | | | | |
| Net fixed capital | 1.629.3 | 109.7 | 1.555.1 | 106.1 | 74.2 | 4.8 |
| Working capital | (144.0) | (9.7) | (89.9) | (6.1) | (54.1) | 60.2 |
| **Total capital invested** | **1.485.3** | **100.0** | **1.465.2** | **100.0** | **20.1** | **1.4** |
| **Sources of capital** | | | | | | |
| Consolidated net equity | (1.204.4) | 81.1 | (1.143.9) | 78.1 | (60.5) | 5.3 |
| Total financial position beyond the next financial period | (108.7) | 7.3 | (98.4) | 6.7 | (10.3) | 10.5 |
| Total financial position within the next financial period | (172.2) | 11.6 | (222.9) | 15.2 | 50.7 | (22.7) |
| **Net total financial position** | **(280.9)** | **18.9** | **(321.3)** | **21.9** | **40.4** | **(12.6)** |
| **Total sources** | **(1.485.3)** | **100.0** | **(1.465.2)** | **100.0** | **(20.1)** | **1.4** |